

January 17, 2007

Joel S. Kress
Senior Vice President and Counsel
ICON Capital Corp.
100 Fifth Avenue, Tenth Floor
New York, New York 10011

> **Re:** **ICON Leasing Fund Twelve, LLC.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-138661**
> **Filed January 9, 2007**

Dear Mr. Kress:

We have limited our review of your filing to the narrative portions of the document and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Please provide a summary of the DRIP plan including a discussion of the ability of investors to acquire additional shares in the future, any future purchases that may be made through open market purchases, any discounts to the market price and the use of brokers and/or dealers under the plan.

Estimated Use of Proceeds, page 20

2. Please disclose your intended use of proceeds for the shares you are issuing pursuant to the DRIP plan. Please also update the Capitalization section to take the shares issued pursuant to the DRIP plan into account to show what your actual capitalization will be upon completion of the offering.

<u>Closing Comments</u>

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. You may contact me at (202) 551-3767 with any questions.

                    Sincerely,

                    Jennifer R. Hardy
                    Legal Branch Chief

cc: Deborah Schwager Frowling, Esq.